Exhibit 4.14

Exhibit 4.14

DATED 15 June 1992

BARCLAYS BANK PLC (1)

- and -

CHRISTOPHER JOHN LENDRUM (2)

CONTRACT OF EMPLOYMENT

CONTRACT OF EMPLOYMENT

DATE 15 June 1992

PARTIES:

(1)	BARCLAYS BANK PLC of

54 Lombard Street, London EC3 (“The Bank”)

(2)	CHRISTOPHER JOHN LENDRUM

Detail Omitted

WHEREAS The Bank and the Executive wish the employment of the Executive to continue on the terms and conditions set out in this Agreement to the exclusion of any others:-

IT IS AGREED as follows:-

1.	APPOINTMENT AND TERM

(1)	The Bank shall employ the Executive and the Executive shall serve the Bank as Deputy Managing Director, Banking Division or in such other capacity as the Bank may reasonably require. This Agreement shall take effect from 15th June 1992.

Subject to all the terms and conditions of this Agreement the Executive’s employment may be terminated at any time on 364 days’ written notice by the Bank to the Executive or on 6 months’ written notice by the Executive to the Bank. The Executive’s appointment shall in any event terminate on his normal retirement date, currently the day before his 60th birthday.

(2)	The Bank shall be entitled at any time to appoint another person or persons to act jointly with the Executive in his position.

2.	DUTIES

(1)	During his employment hereunder, the Executive shall:-

(a)	perform such duties and exercise such powers and functions as may be assigned to or vested in him by the Board of Directors (“the Board”) of the Bank in relation to any member of the Barclays Group (as defined in this Agreement);

(b)	faithfully and loyally serve and promote the interests of the Bank to the best of his ability and to this end during working hours devote his time and attention exclusively to his duties under this Agreement;

(c)	comply with all reasonable requests, instructions and regulations made by the Board or by anyone authorised by it, and promptly provide such explanations, information and assistance as to his activities in the business of the Barclays Group as the Board may reasonably require;

(d)	not engage in any activities which would detract from the proper performance of his duties under this Agreement, nor (without the prior written consent of a Director of the Bank) engage or be concerned or interested directly or indirectly in any other trade business or occupation whatsoever or become director, manager, agent, partner or employee of any other company, firm or person. This Clause shall not prevent the Executive holding shares for investment purposes only of securities not exceeding 5% in nominal value of the share capital of any Company quoted on a recognised Stock Exchange.

(2)	The Bank shall:-

(a)	have the right to require the Executive at any time to carry out such special projects or functions as the Bank shall in its absolute discretion determine;

(b)	be under no obligation to assign to or vest in the Executive any powers, duties or functions or to provide any work for the Executive and may at any time suspend the Executive from the performance of any duties or exclude him from any premises of the Bank or any member of the Barclays Group.

(c)	without derogating from the Bank’s rights in (b) above, if the Executive shall give notice pursuant to Clause 1(1) above, the Bank may, in its absolute discretion, require the Executive not to attend his place of work for the whole or part of the Executive’s notice period, without affecting the Executive’s obligations to attend and serve the Bank during any part of the notice period at such location/s as it may reasonably require.

3.	DEALING RULES

The Executive hereby agrees to be bound by and comply with the Bank’s Employee Dealing Rules or with any more stringent Dealing Rules which the Bank notifies the Executive applicable to him. The Executive hereby acknowledges receipt of a copy of the Employee Dealing Rules.

4.	REMUNERATION AND REIMBURSEMENT OF EXPENSES

(1)	The Bank shall pay the Executive a salary at the rate of £105,000 [one hundred and five thousand] pounds per annum payable in arrears by equal monthly instalments on the last day of each month.

This salary shall be reviewed from time to time and may in the sole discretion of the Board be increased following any such review.

(2)	The Executive may be entitled to participate in the Barclays PLC Renewed 1986 Executive Share Option Scheme or such other share or bonus schemes or arrangements as the Board in its sole discretion may from time to time determine.

(3)	The Bank shall reimburse to the Executive all travelling, hotel, entertainment and other expenses properly and reasonably incurred by him in the performance of his duties under this Agreement and properly claimed and vouched for in accordance with the Bank’s current expense reporting procedure.

5.	HOLIDAY

In addition to the normal Bank and Public Holidays the Executive shall be entitled to thirty working days’ paid holiday during each holiday year, which runs from 1st March to the end of February the following year. The Executive’s holiday dates must be agreed with the Director or Executive to whom he reports. The Executive may not carry forward any unused part of his holiday entitlement to a subsequent holiday year without the consent of that Director or Executive.

6.	CONFIDENTIALITY

The Executive shall not during his employment (except as necessary for the proper performance of his duties) or at any time after its termination for any reason whatsoever disclose to any person whatsoever or otherwise make use of any confidential or secret information which he has or may have acquired in the course of his employment concerning the business or affairs of any member of the Barclays Group or any of their customers. The Executive shall use his best endeavours to prevent the unauthorised publication or disclosure of any such confidential or secret information.

7.	RESTRICTIVE COVENANTS

(1)	The Executive shall not without the prior written consent of the Board (such consent to be withheld only so far as may be reasonably necessary to protect the legitimate interests of any member of the Barclays Group) for a period of six months after the termination for whatever reason of. his employment either on his own behalf or on behalf of any other person, firm or company:-

(a)	in connection with the provision of services or the sale of products with which the Executive was concerned to a material extent within the year before termination of his employment, directly or indirectly deal with any customer or client of the Bank or of any member of the Barclays Group with whom the Executive had business dealings within the year before the termination of his employment;

(b)	directly or indirectly canvass, solicit, entice away or cause to be canvassed or solicited or enticed away from the Bank or from any member of the Barclays Group any person, firm or company who at the date of the termination of his employment or within one year prior to such date is or was a customer or client of the Bank or of any member of the Barclays Group or was in the habit of dealing under contract with the Bank or with any member of the Barclays Group and with whom or which the Executive had business contact during the said period;

(c)	solicit or entice away or endeavour to solicit or entice away from the Bank or from any member of the Barclays Group any director, officer or employee of the Bank or any member of the Barclays Group;

(d)	the restricted area to which the restrictions set out in (a), (b) and (c) above apply is as follows:

(i)	if at the time of termination of his employment or six months prior thereto the Executive’s duties and responsibilities are countrywide in nature, the restricted area shall be the United Kingdom or England or Wales or Scotland (as may be appropriate to the geographical scope of the Executive’s responsibilities);

(ii)	if at the time of termination of his employment or within six months prior thereto the Executive’s duties are regional or local in nature, the restricted area shall be the region or locality to which the Executive’s responsibilities extend.

(2)	Each of the restrictions in sub-clauses 1(a), (b), (c) and (d) of this Clause are considered by the parties to be reasonable in all the circumstances as at the date of this Agreement. However, the parties agree that if any one or more of such restrictions shall be judged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Bank and the Barclays Group but would be valid if words were deleted therefrom or the period thereof reduced or the range of activities or area covered thereby reduced in scope the said restrictions shall be deemed to apply with such modifications as may be necessary to make them valid and effective. Any such modification shall not thereby affect the validity of any other restriction contained in this Agreement.

8.	TERMINATION ON THE HAPPENING OF CERTAIN EVENTS

The Bank may immediately determine this Agreement by notice in writing to the Executive if he shall:-

a)	become bankrupt or make any composition or enter into any deed of arrangement with his creditors; or

(b)	become a patient as defined in the Mental Health Act 1983; or

(c)	be convicted of any criminal offence (other than a minor road traffic offence); or

(d)	commit any act of dishonesty whether relating to any member of the Barclays Group, other employees or otherwise; or

(e)	be prevented by illness or otherwise from performing his duties hereunder for a consecutive period of six months or for an aggregate period of six months in any period of 12 months; or

(f)	be guilty of any serious misconduct or any conduct tending to bring any member of the Barclays Group or himself into disrepute or be guilty of any material breach or non-observance of any of the provisions of this Agreement or shall neglect fail or refuse to carry out duties properly assigned to him under this Agreement.

9.	CHANGE OF CONTROL

(1)	If at any time during the Executive’s employment under this Agreement there is a change of control (as defined below) of the Bank the Executive shall be entitled to treat such a change in control as a repudiation by the Bank of this Agreement and shall be entitled by written notice given to the Bank within six months of the change of control taking effect to resign with immediate effect and to claim damages for such repudiation by reference to whichever is the lesser of 364 days or the period until the Executive’s normal retirement date.

(2)	For the purposes of this Clause a change in control of the Bank shall mean any circumstance by which the Bank becomes a subsidiary within the meaning of Section 736 of the Companies Act 1985 of any company other than a member of the Barclays Group or any other circumstances by which the effective voting control of the Bank or the right to appoint or remove a majority of the Directors of the Bank becomes vested in any individual or body, or group of individuals or bodies, or group of individuals or bodies acting in concert, or all or substantially all of the business, assets and undertaking of the Bank become owned by any person, firm or company other than a member of the Barclays Group.

(3)	If before the Executive purports to exercise his right pursuant to Clause 9(1) above, he has already given notice to the Bank of his intended termination of this Agreement, the Executive shall not be entitled to resign his employment hereunder in accordance with the said Clause 9(1).

10.	RETURN OF BANK’S DOCUMENTS

Upon the termination of his employment for whatever reason the Executive shall deliver up to the Bank all vehicles, credit cards, correspondence, documents, specifications, reports, papers, records (including any computer material such as discs or tapes) and any other property (of any kind) relating to the business of or belonging to the Bank or any member of the Barclays Group. The Executive shall also deliver up all copies of such documents which he has in his possession or under his control.

11.	STATUTORY REQUIREMENTS

The following particulars are given in compliance with the Requirements of Section 1 of the Employment Protection (Consolidation) Act 1978:–

(a)	The employment of the Executive by the Bank began on 6th January 1969. No employment with a previous employer counts as part of his continuous employment with the Bank.

(b)	The Executive is required to work such hours as may be necessary for the proper discharge of his duties hereunder.

(c)	There is a pension scheme in operation in relation to the employment of the Executive particulars of which are available in the Staff Manual. Any entitlement to credited service is the subject of separate correspondence between the Executive and the Bank. A Contracting-Out Certificate is in force in respect of the Executive’s employment.

(d)	The grievance and disciplinary procedures applicable to the Executive are set out in the Staff Handbook.

12.	STAFF HANDBOOK

The employment of the Executive shall also be governed by the terms and conditions applicable to the Bank’s staff contained in the booklet “Barclays Staff ‘Handbook Rules and General Information” (as may be amended from time to time) except where these are inconsistent with the provisions of this Agreement.

13.	DEFINITION

this Agreement “the Barclays Group” means the Bank, its holding company (Barclays PLC) and those companies which are for the time being subsidiaries or associated companies of the Bank or such holding company and “member of the Barclays Group” shall be construed accordingly.

14.	APPLICABLE LAW

This Agreement and any disputes or differences arising out of it (whether relating to interpretation, compensation or termination) shall in all respects be interpreted in accordance with and governed by English law and the parties submitted to the jurisdiction of the courts.

IN WITNESS whereof the parties have caused this Agreement to be executed the day and year first before written

( THE COMMON SEAL of

( BARCLAYS BANK PLC was

( hereunto affixed in

( the presence of:–

(

[•]	Secretary

SEC/92/2300 Authorized Sealing Officer

SIGNED by The Executive	)
in the presence of:–)

Barclays Bank PLC
Group Human Resources
54 Lombard Street
London
EC3P 3AH

Telephone: (0171) 699 5000

Strictly private and confidential

C. Lendrum Esq.
Chief Executive
Corporate Banking
54 Lombard Street
LONDON EC3P 3AH

3rd June 1998

Dear Chris
Contract of Employment

This letter is to confirm the amendment to your contract of employment (dated 15 June 1992) as discussed and agreed with you.

With immediate effect, clause 9 of the contract is deleted and therefore no longer a term of your contract. The removal of this clause means that, in the event of a change of control of Barclays, you will not be able to, within 6 months of the change of control, leave without giving notice and claim damages. You will however, still be entitled to resign on notice or be given 12 months notice (save for gross misconduct). All other terms and conditions of your employment will remain as before.

Please confirm by signing and returning the enclosed copy of this letter your agreement to the above change.

Yours sincerely

Sally Bott
Director, Group Human Resources

Signature:	/s/ Sally Bott

(SALLY BOTT)
Date:	04.06.98

Regulated by IMRO and the Personal Investment Authority.
Barclays Bank PLC represents only the Barclays Marketing Group for life assurance, pensions and unit trust business.
Registered in London, England. Reg. No: 1026167. Reg. Office: 54 Lombard Street, London EC3P 3AH